UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BRIGHT MOUNTAIN HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

10919T105

(CUSIP Number)

December 27, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No. 10919T105                                             13G                                             Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Andrew Handwerker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,850,000 shares of common stock, including 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of Series B Convertible Preferred Stock.  Neither series of preferred stock, which are immediately convertible at the option of the reporting person, have voting rights.

	6	SHARED VOTING POWER 4,482,000 shares of common stock
7

SOLE DISPOSITIVE POWER

1,850,000 shares of common stock, including 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of Series B Convertible Preferred Stock.

	8	SHARED DISPOSITIVE POWER 4,482,000 shares of common stock
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,332,000 shares of common stock, including 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of Series B Convertible Preferred Stock.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 10919T105                                             13G                                             Page 3 of 5 Pages

ITEM 1(a).

NAME OF ISSUER

Bright Mountain Holdings, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6400 Congress Avenue, Suite 2250

Boca Raton, FL  33487

ITEM 2(a), (b)

and (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP.

Andrew Handwerker

4399 Pine Tree Drive

Boynton Beach, FL  33487

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.01

ITEM 2(e).

CUSIP No.

10919T105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

(a)

AMOUNT BENEFICIALLY OWNED:

An aggregate of 6,332,000 shares of common stock, including 4,482,000 shares of common stock which are presently outstanding, 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of shares of Series B Convertible Preferred Stock.

18.5%

(c)

NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)

Sole power to vote or direct the vote: 1,850,000 shares of common stock, including 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of Series B Convertible Preferred Stock.  Neither series of preferred stock, which are immediately convertible at the option of the reporting person, have voting rights.

(ii)

Shared power to vote or to direct the vote: 4,482,000 shares of common stock

(iii)

Sole power to dispose or to direct the disposition of: 1,850,000 shares of common stock, including 850,000 shares issuable upon the conversion of a like number of shares of 10% Series A Convertible Preferred Stock and 1,000,000 shares issuable upon the conversion of a like number of Series B Convertible Preferred Stock.  Neither series of preferred stock, which are immediately convertible at the option of the reporting person, have voting rights.

(iv)

Shared power to dispose or to direct the disposition of: 4,482,000 shares of common stock

CUSIP No. 10919T105                                             13G                                             Page 4 of 5 Pages

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

With respect to the beneficial ownership reported by Mr. Handwerker, 4,482,000 shares of common stock are jointly held with his wife.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 10919T105                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014	/s/ Andrew Handwerker
Andrew Handwerker